UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

MeaTech 3D Ltd. Reports Interim Financial Results for the Nine
Months Ended September 30, 2021 and Recent Business Developments

NESS ZIONA, Israel, November 24, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC) ("MeaTech"), a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products, today announced its financial results for the nine months ended September 30, 2021, and provided an update on recent business developments.

Third Quarter 2021 Developments

•	Partnered with BlueSoundWaves, led by visionary investors Ashton Kutcher and Guy Oseary;

•	Manufactured over half a kilogram of cultivated fat biomass in a single production run;

•	Held several tasting events at key European food trade shows;

•	Filed a provisional patent application for differentiation of stem cells to produce cultured fat;

•	Completed Q3 2021 with a cash position of $25.4 million;

Management Comment

Sharon Fima, MeaTech’s Chief Executive Officer, commented, "Strong strategic and operational progress continued in the third quarter. From a strategic perspective, we are very pleased to welcome Ashton Kutcher, Guy Oseary and their highly entrepreneurial team to the MeaTech story. We are building a close working relationship and leveraging their strong experience and network to advance on our vision of sustainable, clean meat production.”

“From an operational standpoint, we achieved a key milestone, cultivating and growing 700 grams of pure chicken fat biomass in a single production run. This is a historic achievement on a global scale, and to our knowledge is the first public demonstration of cultivating pure fat-cell biomass entirely outside of an animal. It was also a key step within our strategic plan to develop a pilot plant for cultivated fat production, which is on track and planned for 2022.

Concluded Mr. Fima, “We continue to advance our 3D bioprinting technologies, which are designed to the ability to build structured meat such as steak tissues, from various lab grown cells. We believe our recent successes bring us closer to our long-term goal of changing human diets and bringing about an agricultural revolution toward more sustainable, yet equally savory, food choices.”

Summary of Unaudited Third Quarter Financial Results

•
Research and Development expenses totaled $4.9 million in the nine months ending September 30, 2021, compared to $1.7 million in the same period in 2020. The 188% increase is mainly driven by the addition of the Company’s Belgian plant, and reflects MeaTech’s growing investment in research and development as it achieves milestones and expands its cultured meat technology capabilities.

•
General and Administrative expenses totaled $6.0 million in the nine months ending September 30, 2021, compared to $3.9 million in the same period in 2020. The 54% increase is mainly driven by higher insurance, legal and other corporate expenses since the Company’s Nasdaq listing, totaling $2.6 million in the nine months ending September 30, 2021, compared to $0.7 million in the same period in 2020. This is partially offset by lower non-cash share-based payments in the amount of $2.1 million in the nine months ending September 30, 2021, compared to $2.5 million in the same period in 2020.

•
Marketing expenses totaled $0.9 million in the nine months ending September 30, 2021, compared to $0.3 million in the same period in 2020. The 171% increase reflects the Company’s growing investment in marketing activities.

•
Operating loss totaled $11.8 million in the nine months ending September 30, 2021, compared to $16.0 million in the same period in 2020. Net of the $10.2 million non-cash public listing expense that the Company recorded in 2020 in connection with its reverse merger into a TASE-traded shell company, the operating loss in the nine months ending September 30, 2020 was $5.9 million. The $5.9 million net increase in the operating loss reflects a 100% increase, driven mainly by increased research and development and general and administrative expenses.

•
Total comprehensive loss was $12.0 million in the nine months ending September 30, 2021, or 10 cents per ordinary share, ($1.04 per ADS), compared to $16.4 million, or 29 cents per ordinary share ($2.89 per ADS), in the same period in 2020.

•
Cash flow used in operating activities was $9.6 million in the nine months ending September 30,  2021, compared to $2.7 million in the same period in 2020, reflecting a 262% increase driven mainly by a $5.9 million increase in cash-based operating loss in the first nine months of 2021, compared to the same period in 2020.

•
Cash flow used in investment activities was $7.5 million in the nine months ending September 30,  2021, compared to $0.3 million in the same period in 2020, reflecting a 2,404% increase, driven mainly by the $5.7 million cash component paid in the acquisition of our Belgian subsidiary and $1.1 million investments in fixed assets.

•
Cash flow from financing activities was $29.1 million in the nine months ending September 30,  2021, compared to $10.1 million in the same period in 2020, reflecting a 188% increase, driven mainly by the initial public offering on the Nasdaq in March 2021.

•
Cash and cash equivalents were $25.4 million at September 30, 2021, compared to $13.6 million at year-end 2020, an increase of 88%.  The increase was driven mainly by the net proceeds from the Company's Nasdaq IPO.

•	Current assets increased 99% to $27.5 million at September 30, 2021 from $13.8 million at year-end 2020, driven mainly by increase in cash and cash equivalents.

•	Non-current assets increased 335% to $15.8 million at September 30, 2021 from $3.6 million at year-end 2020, driven mainly by the acquisition of the Company’s Belgian subsidiary.

•
Total assets increased 148% to $43.4 million at September 30, 2021, up from $17.5 million at year-end 2020, driven mainly by the acquisition of the Company’s Belgian subsidiary and the cash proceeds from the Nasdaq IPO.

•
Total capital increased 161% to $40.8 million at September 30, 2021, up from $15.6 million at year-end 2020. The increase was mainly driven by proceeds from the Nasdaq IPO and partially offset by the $11.7 million accumulated loss for the period.

Business Highlights and Recent Developments

Partnered with Ashton Kutcher and Guy Oseary of BlueSoundWaves

BlueSoundWaves collective, led by Ashton Kutcher and Guy Oseary together with leading strategic players such as Effie Epstein, partnered with MeaTech to work to accelerate the Company’s growth in developing and potentially commercializing MeaTech’s proprietary cultured meat production technologies. The collective intends to work closely with management to propel its strategy, go-to-market activities and brand forward by leveraging the collective’s marketing, strategic expertise and network.

Manufactured 700g of Cultivated Fat Biomass

MeaTech’s Belgian plant cultivated just over 700 grams of pure chicken fat biomass in a single production run. The Company believes that producing this quantity of pure cultured material in one run is a breakthrough toward potentially manufacturing cultivated chicken fat at an industrial scale and cost parity.

While many consumers currently enjoy fully plant-based meat alternatives, many find it falls short of replicating the ‘meatiness’ of conventional meat.  MeaTech believes that real cultured animal fats can potentially deliver the signature flavors, aromas, and textures currently derived from conventional farmed meat, thus delivering an enhanced consumer experience, and these products are known as hybrid products. MeaTech believes hybrid products will provide initial revenue streams while the Company develops and scales an industrial process for achieving its vision of offering pure cultivated meat products.

Tasting Events at Key European Food Trade Shows

MeaTech held several selective in-person tasting events featuring its hybrid meat products across Europe during October 2021, including at the Anuga Global Trade Fair for the Food and Beverage Industry, the largest food and beverage fair in Europe, the New Food Conference, Europe’s largest alternative protein conference, and the Food Annual Partner Event and Venture Summit of EIT, Europe’s leading food innovation initiative.

Filed Provisional Patent Application for Stem-Cell Differentiation to Produce Cultured Fat

MeaTech filed a provisional patent application with the United States Patent and Trademark Office (USPTO) relating to methods that use purely plant-sourced inputs to guide targeted differentiation of embryonic mesenchymal stem cells (eMSCs) into adipocytes, which are fat cells. MeaTech’s goal for the novel technology covered by this provisional patent application is to allow for production of intramuscular fat as is typically found in marbled meat, such as Wagyu beef.

MeaTech 3D Ltd.
Consolidated Interim Financial Statements As At September 30, 2021

Unaudited Condensed Consolidated Interim Statements Of Financial Position

		September 30	December 31
		2021	2020
		USD thousands	USD thousands
Current assets

Cash and cash equivalents	4	25,441	13,556
Other investment	6	149	149
Receivables	5	1,890	131
Total current assets		27,480	13,836

Non-current assets

Restricted deposits		391	51
Other investment	6	1,287	2,513
Right-of-use asset		328	168
Intangible assets	14	11,362	-
Fixed assets, net		2,467	906

Total non-current assets		15,835	3,638

Total Assets		43,315	17,474

Current liabilities

Trade payables		313	351
Other payables	7	1,837	996
Current maturities of lease liabilities		251	180
Derivative instrument		-	316

Total current liabilities		2,401	1,843

Non-current liabilities

Long-term lease liabilities		81	-

Total non-current liabilities		81	-

Capital

Share capital and premium on shares		68,348	30,481
Capital reserves		2,653	3,319
Currency translation differences reserve		519	780
Accumulated deficit		(30,687)	(18,949)

Total capital		40,833	15,631
Total liabilities and capital		43,315	17,474

Unaudited Condensed Consolidated Interim Of Income And Of Comprehensive Loss

		Nine month ended September 30,	Nine month ended September 30,	Year ended December 31,
		2021	2020	2020
		USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	10	4,928	1,703	2,491
Marketing expenses	11	872	322	506
General and administrative expenses	12	5,961	3,859	5,380
Public listing expenses		-	10,164	10,164
Operating loss		11,761	16,048	18,541

Financing expenses (income), net	13	(23)	(33)	(17)

Loss for the period		11,738	16,015	18,524

Capital reserve for financial assets at fair value that will not be transferred to profit or loss		-	334	334
Currency translation differences loss (income) that will not be transferred to profit or loss		(456)	18	(758)
Currency translation differences loss (income) that might be transferred to profit or loss		717	-	-

Total comprehensive loss for the period		11,999	16,367	18,100

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)		0.104	0.289	0.308

Weighted-average number of shares outstanding - basic and diluted (shares)		112,891,686	55,343,639	60,112,197

Unaudited Condensed Consolidated Interim Statements Of Changes In Equity (Deficit)

	Share and capital premium	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
		USD thousands

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-based payments	-	-	-	-	2,829	-	2,829
Issuance of shares and warrants, net	31,176	-	-	-	-	-	31,176
Exercise of options – Share-Based Payment	6,691				(3,495)		3,196
Other comprehensive income )loss)	-	-	-	(261)	-	-	(261)
Loss for the period	-	-	-	-	-	(11,738)	(11,738)

Balance as at September 30, 2021	68,348	(334)	14	519	2,973	(30,687)	40,833

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	7,384	-	-	-	-	-	7,384
Share-Based Payment	-	-	-	-	2,973	-	2,973
Exercise of options	2,592	-	-	-	(185)	-	2,407
Other comprehensive income (loss)	-	(334)	-	(18)	-	-	(352)
Loss for the period	-	-	-	-	-	(16,015)	(16,015)

Balance as at September 30, 2020	23,295	(334)	14	4	2,788	(16,440)	9,327

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Share-based payments	-	-	-	-	3,958	-	3,958
Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	14,067	-	-	-	-	-	14,067
Exercise of options - Investors	2,753	-	-	-	-	-	2,753
Exercise of options – Share-Based Payment	342	-	-	-	(319)	-	23
Other comprehensive income )loss)	-	(334)	-	758	-	-	424
Loss for the period	-	-	-	-	-	(18,524)	(18,524)

Balance as at December 31, 2020	30,481	(334)	14	780	3,639	(18,949)	15,631

Unaudited Condensed Consolidated Interim Statements Of Cash Flows

		Nine months ended September 30, 2021	Nine months ended September 30, 2020	Year ended December 31, 2020
		USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period		(11,738)	(16,015)	(18,524)

Adjustments:
Depreciation and amortization		479	130	213
Change in fair value of derivative		(312)	(6)	(36)
Change in fair value of other investment	6	(138)	(48)	(74)
Changes in net foreign exchange expenses		411
Share-based payment expenses		2,829	2,973	3,958
Public listing expenses		-	10,164	10,164
Changes in asset and liability items:
Decrease (increase) in receivables		(1,523)	9	5
Increase (decrease) in trade payables		(309)	(8)	126
Increase (decrease) in other payables		682	142	336
Net cash from (used in) operating activities		(9,619)	(2,659)	(3,832)

Cash flows - investment activities
Acquisition of fixed assets		(1,124)	(269)	(681)
Decrease (increase) of restricted deposit		(337)	(31)	(6)
Loan provided		(367)
Acquisition of other investments, net of cash acquired	14	(5,685)	-	(1,188)

Net cash used in investing activities		(7,513)	(300)	(1,875)

Cash flows - financing activities
Proceeds from issuance of shares and warrants		27,143	7,750	14,887
Issuance costs		(1,145)	(366)	(819)
Repayment of liability for lease		(222)	(87)	(140)
Proceeds on account of other investment	6	111	35	71
Proceeds on account of capital issuance		-	222	222
Proceeds with regard to derivative		-	151	348
Proceeds from exercise of share options		3,196	2,407	2,776

Net cash from financing activities		29,083	10,112	17,345

Increase in cash and cash equivalents		11,951	7,153	11,638
Effect of exchange differences on cash and cash equivalents		(66)	(65)	644
Cash and cash equivalents at the beginning of the period:		13,556	1,274	1,274

Cash balance and cash equivalents at end of period		25,441	8,362	13,556
Non cash activities
Purchase of fixed assets		188	48	143
Issue of shares and options against intangible asset		5,178	-	-

Note 1 – General

A.
MeaTech 3D Ltd. (formerly Ophectra Real Estate and Investments Ltd. and Meat-Tech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange. The Company’s official address is 18 Einstein Street, Ness Ziona, Israel.

The Company’s foodtech activities were commenced in July 2019 by a company called MeaTech Ltd., which merged with the Company in January 2020 and became a fully-owned subsidiary, now called MeaTech MT Ltd. The Company was the surviving entity of the merger, and continued the pre-merger business operations, utilizing the pre-merger management and employees, of MeaTech Ltd.

In February 2021, the Company acquired Belgian cultured fat developer Peace of Meat BV, For further details, see Note 14 below.

On March 17, 2021, the Company completed its U.S. initial public offering of 2,721,271 ADSs, each representing ten ordinary shares of the Company (in total, 27,212,710 ordinary shares), at a public offering price of $10.30 per ADS, resulting in gross proceeds of $28 million and net proceeds of $24.7 million. The ADSs trade on the Nasdaq Capital Market under the symbol “MITC.” On August 5, 2021, the Company completed the voluntary de-listing of its ordinary shares from the TASE. A number of ordinary shares remain traded over the counter (OTC:MTTCF).

The Company is developing a suite of advanced high-throughput manufacturing technologies to produce cell-based alternative protein products for cultivated, sustainable meat production, and focused on developing premium, center-of-plate meat products, including development of high-throughput bioprinting systems.

B.
In March 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a global pandemic. To date, the impact of the pandemic on the Company’s operations has been mainly limited to a temporary facility closure in the context of a government-mandated general lockdown, which temporary delayed certain development activities. The Company estimates that as of the date of approval of the financial statements, the COVID-19 pandemic is not expected to affect the Company's operations. However, the Company is unable to assess with certainty the extent of future impact, in part due to the uncertainty regarding the duration of the COVID-19 pandemic, its force and its effects on the markets in which the Company operates and the effects of possible government measures to prevent the spread of the virus.

C.	Definitions:

In these financial statements:

(1) The Company - MeaTech 3D Ltd.

(2) The Group – The Company and its subsidiaries, MeaTech MT Ltd., formerly known as MeaTech Ltd, Meatech Europe BV and Peace of Meat BV (hereafter “Peace Of Meat” OR “POM”)

(3) Related Party - as defined in IAS 24 (revised).

(4) USD - United States Dollar

(5) NIS – New Israeli Shekel

(6) EUR – Euro

(7) ADS – American Depositary Shares

Note 2 - Basis of preparation of the Financial Statements

A.	Statement of compliance with IFRS

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required in full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2020.
The interim condensed consolidated financial statements were approved by the Company’s Board of Directors on November 24, 2021.
The main accounting policy and calculation methods applied in the preparation of these Consolidated Interim Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements.

B.	Use of estimates and judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments for preparing the assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. It should be clarified that actual results may differ from such estimates.
The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the preparation of the annual financial statements.

C.	Functional currency and presentation currency

The NIS is the currency that represents the primary economic environment in which the Company and its Israeli subsidiary operate, and is therefore the functional currency of their operations. The Euro is the currency that represents the primary economic environment in which the Company’s European subsidiaries operate, and is therefore the functional currency of their operations.  Nonetheless, for reporting purposes, the consolidated financial statements, which were prepared on the basis of the functional currencies, were translated into US Dollars, which the Company selected as its presentation currency, as its securities are traded on the Nasdaq Capital Markets, and in order to make the Company’s financial statements more accessible to U.S.-based investors.
Assets and liabilities were translated at the exchange rate of the end of the period; expenses and income were translated at the exchange rate at the time they were generated. Exchange rate differentials generated due to such translation are attributed to the Currency translation differences reserve.

1 USD = 3.229 NIS and 3.215 NIS and 3.441 NIS as of September 30, 2021, December 31, 2020, and September 30, 2020 correspondingly.

The average USD exchange rate was 3.255 NIS and 3.479 NIS and 3.442 NIS for the nine months ended at September 30, 2021 and September 30, 2020 and the year ended December 31, 2020, correspondingly.

1 USD = 0.8643 EUR as of September 30, 2021, and the average USD exchange rate was 0.8357 EUR for the nine months ended at September 30, 2021.

Note 3 – Material Events in the reporting period

A.
In February 2021, MeaTech finalized its acquisition of Peace of Meat BV, a Belgian producer of cultured avian products, for up to USD 19.9 million in cash and equity, depending on milestone achievement, see further details in Note 14.

B.
In March 2021, the Company completed an initial public offering of ADS representing ordinary shares on the Nasdaq Capital Market, with aggregate gross proceeds of USD 28 million. For further details see Note 1(A).

Note 4 – Cash and Cash Equivalents

	September 30	December 31
	2021	2020
	USD thousands	USD thousands

Cash in USD	19,574	1,021
Cash in NIS	4,667	7,627
Cash in Euro	1,200	4,908
Total cash and cash equivalents	25,441	13,556

Note 5 – Receivables and Prepaid Expenses

	September 30	December 31
	2021	2020
	USD thousands	USD thousands

Institutions	571	102
Prepaid expenses	1,245	20
Other	74	9
	1,890	131

Note 6 – Other Investments

Developments in Other investment	USD thousands

As at January 1, 2021	2,662
Initial investment in POM transferred to intangible asset	(1,223)
Effect of changes in exchange rates	(25)
Therapin investment as of January 1, 2021	1,414
Proceeds from Therapin asset	(111)
Profit from increase in fair value	138
Effect of changes in exchange rates	(5)
As at September 30, 2021(1)	1,436

(1)	USD 149 thousand are classified as a current asset.

The fair value was measured using discount rates that reflect the risks in the projected repayments. The estimated capitalization interest was based on Therapin's financial statements, cash balances and liabilities, repayment dates, and analysis of the market in which Therapin operates. The expected additional payment event is 5 years, and the interest rate for capitalization of the debt is 10.6%-11.3%.

Note 7 – Other Payables

	September 30	December 31
	2021	2020
	USD thousands	USD thousands

Accrued expenses	418	263
Employee benefits	842	503
Contingent liability	217	217
Subsidiary government grant	266	0
Others	94	13
	1,837	996

Note 8 – Capital and Reserves

Thousands of Ordinary Shares September 30, 2021

Issued and paid-in share capital as at January 1, 2021	79,866
Exercise of share options during the period – Investor-related	3,010
Exercise of share options during the period – Share-Based Payment-related	2,030
Issued not - for cash during the period	10,822
Issued for cash during the period	28,588
Issued and paid-in share capital as at September 30, 2021	124,316

Authorized share capital	1,000,000

Note 9 – Share-based payments

New allotments during the nine months ended September 30, 2021 that remain outstanding are set out below. All granted options and restricted stock units (RSU) are non-tradable and physically-settled:

Date of grant and eligible recipients	Terms of the instrument	No. of ordinary shares (thousands)	Vesting Conditions	Contractual duration of the instrument (years)
Options awarded to employees of the Company and subsidiaries on March 25, 2021	Options exercisable for ordinary shares without par value of the Company	2,600	1/3 after one year and the balance in 8 quarterly tranches	4 years

RSUs awarded to directors on March 25, 2021	The RSUs vest automatically at no exercise price	90	1/3 after one year and the balance in 8 quarterly tranches	4 years

Options awarded to employees of the Company and subsidiaries on April 19, 2021	Options exercisable for ordinary shares without par value of the Company	800	1/3 after one year and the balance in 8 quarterly tranches	4 years

Options awarded to employees of the Company and subsidiaries on July 22, 2021	Options exercisable for ordinary shares without par value of the Company	1,362.5	1/3 after one year and the balance in 8 quarterly tranches	4 years

RSUs awarded to directors on September 14, 2021	The RSUs vest automatically at no exercise price	287.5	1/3 after one year and the balance in 8 quarterly tranches	4 years

Options awarded to board directors on September 14, 2021	Options exercisable for ordinary shares without par value of the Company	785.6	1/3 after one year and the balance in 8 quarterly tranches	4 years

Options awarded to the deputy CEO on September 14, 2021	Options exercisable for ordinary shares without par value of the Company	250	1/3 after one year and the balance in 8 quarterly tranches	4 years

Total options/RSUs exercisable/vesting into shares granted in the period of nine months ended September 30, 2021		6,175.6

Note 9 – Share-based payments (cont.)

The fair value at the dates the options and RSUs were awarded was estimated using a binomial option pricing model.

Breakdown of the parameters used for measuring fair value at the date the share-based payment plans were awarded:

Options/RSUs
Fair value at date awarded	NIS 10.2 (USD 3.1) million

Parameters taken into account in the fair value calculation:
Share price (NIS at date awarded)	2.05-3.53
Exercise price (NIS unlinked)	0-3.68
Expected volatility (weighted average)	73.84%-82.42%
Expected useful life (weighted average)	4 years
Risk-free interest rate	0.23%-0.64%
Expected rate of dividend	0%

The expected volatility was determined on the basis of share price volatility in similar companies, due to the Company’s limited share price performance history since the date of the merger in January 2020 described in Note 1A above. The simplified method was used for estimating the expected useful life of the employee stock options. The estimated useful life of the options for consultants and officers is the full contractual life of the option. The risk-free interest rate was based on NIS-linked Israeli Government bonds until the time of the Company’s Nasdaq listing, and US Treasury notes thereafter, with time to maturity equivalent to the expected useful life of the options. Share price was used based on share prices on the TASE until the time of the Company’s Nasdaq Capital Markets listing, and on Nasdaq thereafter,.

The total non-cashflow expense recorded during the nine months ended September 30, 2021, amounted to approximately USD 2.8 million (NIS 9.2 million).

Note 10 – Research and Development Expenses

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,
	2021	2020	2020
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	2,254	914	1,369
Share-based payment(1)	643	357	476
Materials	1,132	210	319
Professional services	236	79	89
Registration, drafting and filing of patents	0	15	25
Maintenance, office and software fees	106	101	116
Depreciation and amortization	262	20	59
D&O insurance	231	0	0
Others	64	7	38
Total Research and Development Expenses	4,928	1,703	2,491

(1)  Including expenses in respect of related parties - see Note 16.

Note 11 – Marketing Expenses

	Nine month ended September 30,	Nine month ended September 30,	Year ended December 31,
	2021	2020	2020
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses	360	175	255
Share-based payment	84	108	139
PR and advertisement	386	27	91
Maintenance, office and software fees	16	10	13
Depreciation and amortization	12	2	3
Others	14	-	5
Total Marketing Expenses	872	322	506

Note 12 – General and Administrative Expenses

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,
	2021	2020	2020
	USD thousands	USD thousands	USD thousands

Salaries, wages and related expenses(1)	897	340	556
Share-based payment(1)	2,102	2,508	3,343
Legal and professional services(1)	1,066	632	991
Contingent liability expenses	-	203	217
D&O insurance	1,266	-	-
Corporate costs	266	44	60
Maintenance, office and software fees	87	29	38
Depreciation and amortization	205	95	151
Others	72	8	24
Total General and Administrative Expenses	5,961	3,859	5,380

(1)   Including expenses in respect of related parties - see Note 16.

Note 13 – Financing Income and Expenses

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,
	2021	2020	2020
	USD thousands	USD thousands	USD thousands
Financial Income
Net change in fair value of financial instruments mandatorily measured at fair value through profit or loss	457	55	110
Financial Expenses
Net foreign exchange loss	411	17	85
Interest expense on lease liabilities	13	2	5
Bank interest and commission expenses	10	3	3
Total Financial expenses	434	22	93

Net financing expenses (income) recognized in profit or loss	(23)	(33)	(17)

Note 14 - Subsidiaries

In February 2021, the Company completed a purchase of all of the outstanding share capital not yet owned by the Company, of Belgian cultured fat developer Peace of Meat BV for total consideration of up to EUR 16.3 million (USD 19.9 million). The total consideration payable by the Company in the acquisition consists of both cash and equity instruments to be paid to Peace of Meat shareholders and in legal and finder’s fees. The total consideration is to be paid part as of the closing of the acquisition and part upon the achievement of the defined milestones and sub-milestones.
Substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (the “intangible asset”), thus the subsidiary is not considered a business and the acquisition is accounted as an asset acquisition.
Contingent consideration, dependent upon the achievement of technological milestones will be recognized at the time of the achievement of each milestone on the basis of the shares and cash that are payable.

The following summarizes the major classes of consideration assumed at the acquisition date:

Total consideration

USD thousands
Cash consideration at closing date	4,799
Initial cash investment in acquiree	1,223
Equity instruments issued (4,070,766 ordinary shares) (1)	4,359
Acquisition-related costs (2)	254
Total consideration as of consolidation date	10,635
Contingent consideration (3)	9,308
Total consideration subject to achievement of all milestones	19,943

(1)	Equity instruments issued The fair value of the ordinary shares issued was based on the listed share price of the Group at February 10, 2021 of NIS 3.986 per share.

(2)	Acquisition-related costs Including legal cost and finder’s fee.

(3)
Contingent consideration
The company agreed to pay the selling shareholders and the finder an additional 4,070,766 rights to ordinary shares with a value of USD 4.4 million and cash consideration of USD 4.9 million upon the achievement of defined milestones related to Peace of Meat’s biomass and bioreactor size, density, capacity and production. The acquisition agreement specified that each milestone must be reached within a six-month period, over a total of two years, which can be extended by up to nine additional months under circumstances set forth in the acquisition agreement. As of the date of approval of these financial statements, Peace of Meat had fully achieved the first such milestone, and partially achieved the second.

Note 14 - Subsidiaries (cont’d)

Identifiable assets acquired and liabilities assumed:

Peace Of Meat condensed Balance Sheet	USD thousands
Current assets	425
Non-current assets	588
Current liabilities	(578)
Non-current liabilities	(16)
Tangible assets net	419

IPR&D – Intangible asset

Intangible asset that was recognized as a result of the acquisition and additions made by September 30, 2021 as follows:

Peace Of Meat initial consolidation effect	USD thousands
Closing cash consideration	5,053
Closing shares consideration	4,359
Previous investment	1,223
Tangible assets, net	(419)
Net addition to balance sheet as of consolidation date	10,216
Additional contributions post consolidation date according to milestone achievement:
Cash consideration	837
Payment liabilities	78
Shares consideration	819
Total	11,950
FX rate effect	(588)
Period end intangible asset balance	11,362

The aggregate cash flows for the Group as a result of the acquisition in the nine months ended September 30,2021	USD thousands
Cash and cash equivalents paid	(5,053)
Cash and cash equivalents of the subsidiary	205
Cash consideration for milestone achievement during the period	(837)

Net reduction of cash flow as of consolidation date	(5,685)

Note 15 – Contingent Liabilities

From time to time, the Company may be party to litigation or other legal proceedings that it considers to be a part of the ordinary course of its business. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on its business, prospects, financial condition or results of operations.

A.
In November 2020, the Israeli Securities Authority, or ISA, initiated an administrative proceeding claiming negligent misstatement regarding certain immediate and periodic reports published by the Company’s predecessor (Ophectra) during the years 2017 and 2018, prior to the merger with MeaTech and prior to establishment of the settlement fund in connection with the Merger.  In February 2021, the trustee of the settlement fund informed the Company that the ISA views the Company as a party to this proceeding, notwithstanding the settlement and establishment of the settlement fund. This proceeding is of an administrative nature and carries a potential penalty in the form of a monetary fine which, under applicable Israeli law, could be as high as NIS 5 million. In April 2021, following negotiations with the ISA, the Company agreed to settle the matter for $0.2 million (NIS 0.7 million), for which the Company recorded a provision. The settlement is subject to approval of the ISA’s Enforcement Committee.

B.
In February 2021, a civil claim was lodged against the settlement fund, relating to Ophectra's activities prior to establishment of the settlement fund, in an amount of USD $0.8 million (NIS 2.5 million). The Company believes that the probability is low of a final ruling against the settlement fund.

Note 16 – Related and Interested Parties

A.	Balances with related parties

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,
	2021	2020	2020
	USD thousands	USD thousands	USD thousands

Trade and other payables	138	113	117

B.	Expense amounts with respect to related parties

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,
	2021	2020	2020
	USD thousands	USD thousands	USD thousands
General and administrative expenses
Salaries, wages and related expenses	360	278	316
Legal and professional services	208	280	281
Share-based payments	533	371	488

Research & Development expenses
Salaries, wages and related	205	120	121
Share-based payments	55	25	64

1.	Key Management Personnel

The Company recognizes four key management personnel as related parties, namely the Chief Executive Officer and Chief Technologies Officer (CEO and CTO), Deputy CEO,  Chief Financial Officer (CFO) and the Vice President of Research and Development (VP R&D).
The CEO and CTO, who also serves as a director, Mr. Sharon Fima, has been employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) since September 1, 2019. Mr. Fima was entitled to a gross annual salary of NIS 0.5 million (USD 0.1 million) plus generally accepted social benefit contributions for senior executives and the use of a company car, including a related tax gross-up. Commencing August 1, 2021, Mr. Fima is entitled to an annual gross salary of NIS 0.6 million ($0.2 million). Mr. Fima was also allocated options valued at NIS 0.2 million (USD 0.1 million), recognized over the three-year vesting period commencing March 2020.

Note 16 – Related and Interested Parties (cont.)

The  Deputy CEO, who also serves as a director, Mr. Omri Schanin, has been employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) since September 1, 2019. Mr. Schanin was entitled to a gross annual salary of NIS 0.4 million (USD 0.1 million) plus generally accepted social benefit contributions for senior executives. Commencing August 1, 2021, Mr. Schanin is entitled to an annual gross salary of NIS 0.5 million ($0.2 million). Mr. Schanin was also allocated options valued at an aggregate of NIS 0.8 million (USD 0.25 million), recognized over their three-year vesting periods commencing in 2021.

The CFO, Mr. Guy Hefer, has been employed by the Company since October 18, 2020. Mr. Hefer was entitled to a gross annual salary of  NIS 0.4 million (USD 0.1) plus generally accepted social benefit contributions for senior executives. Commencing August 1, 2021, Mr. Hefer is entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million). Mr. Hefer was also allocated options valued at an aggregate of NIS 0.75 million (USD 0.23 million). recognized over their three-year vesting periods commencing in 2021.

The VP R&D, Mr. Dan Kozlovski, has been employed by the Company (including MeaTech Ltd. prior to the merger described in Note 1A above) since December 5, 2019. Mr. Kozlovski was entitled to a gross annual salary of NIS 0.4 million (USD 0.1 million) plus generally accepted social benefit contributions for senior executives. Commencing August 1, 2021, Mr. Kozlovski is entitled to an annual gross salary of NIS 0.5 million (USD 0.2 million). Mr. Kozlovski was also allocated options valued at of NIS 0.07 million (USD 0.02 million). recognized over the three-year vesting period commencing in 2019.

2.
Directors

The Company recognizes its directors as related parties. Mr. Steve H. Lavin was appointed as active chairman of the Company's board of directors and he is entitled to annual monetary compensation of USD 0.2 million as well as share-based compensation.

Mr. Danny Ayalon is entitled to annual compensation of USD 0.03 million for his term of office as a director of the Company, as well as share-based compensation.

Additional non-executive directors were compensated in accordance with the terms of the Israeli Companies Regulations (Rules Regarding Payment and Expenses for External Directors), 2000, as amended until July 31, 2021 and are since entitled to annual compensation of USD 0.03 million as well as share-based compensation.

Note 17 – Subsequent Event

In October 2021, the Company announced that it had partnered with BlueSoundWaves, a collective led by Ashton Kutcher and Guy Oseary, together with leading strategic players such as Effie Epstein, to accelerate the Company’s growth in developing and commercializing its proprietary cultured meat production technologies. In return for its services, BlueSoundWaves has received warrants exercisable into 621,577 ADSs, exercisable at a price at or above the closing price at the time of the agreement (the precise amount to be determined by the amount of increase in the ADS price by the time of exercise), and restricted stock units representing 124,315 ADSs, all vesting between one and three years from the date of the agreement and subject to acceleration upon milestone achievement.

Forward-Looking Statements
This announcement contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this announcement. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: November 24, 2021